UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )*

Procore Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74275K108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275K108	SCHEDULE 13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,415,977
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,415,977
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,977
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 143,492,433 shares of Common Stock as of October 27, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 2, 2023.

CUSIP No. 74275K108	SCHEDULE 13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Bessemer Venture Partners VIII Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,464,840
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,464,840
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,464,840
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 74275K108	SCHEDULE 13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS 15 Angels II LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (1)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 74275K108	SCHEDULE 13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Deer VIII & Co. L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,880,817
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,880,817
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,817
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0% (1)
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 74275K108	SCHEDULE 13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Deer VIII & Co. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,880,817
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,880,817
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,880,817
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.0%(1)
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 74275K108	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Procore Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

6309 Carpinteria Avenue

Carpinteria, CA 93013

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares of Common Stock (the “Shares” or the “Common Stock”) of the Issuer. Bessemer Venture Partners VIII, L.P. (“BVP VIII”) and Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst”), 15 Angels II LLC (“15 Angels”, and together with BVP VIII and BVP VIII Inst, the “BVP VIII Funds”) directly own shares of Common Stock.

(a)	Deer VIII & Co. Ltd. (“Deer VIII Ltd”), the general partner of Deer VIII & Co. L.P. (“Deer VIII LP”);

(b)	Deer VIII LP, the sole general partner of each of the Bessemer VIII Funds;

(c)	BVP VIII, which directly owns 1,415,977 Shares;

(d)	BVP VIII Inst, which is the sole member of 15 Angels and directly owns 1,464,840 Shares;

(e)	15 Angels, which directly owns 0 Shares; and

(f)	Deer X & Co. Ltd. (“Deer X Ltd”), the general partner of Deer X & Co. L.P. (“Deer X LP”).

Deer VIII Ltd, Deer VIII LP, BVP VIII, BVP VIII Inst, 15 Angels, are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c).	Citizenship:

Deer VIII Ltd— Cayman Islands

Deer VIII LP — Cayman Islands

BVP VIII — Cayman Islands

BVP VIII Inst — Cayman Islands

15 Angels — Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e).	CUSIP Number:

74275K108

CUSIP No. 74275K108	SCHEDULE 13G	Page 8 of 10 Pages

Item 3.

Not Applicable.

Item 4.	Ownership.

For Deer VIII Ltd:

(a)	Amount beneficially owned: 2,880,817 Shares

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —2,880,817—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —2,880,817—

(iv)	Shared power to dispose or to direct the disposition of: —0—

For Deer VIII LP:

(a)	Amount beneficially owned: 2,880,817 Shares

(b)	Percent of class: 2.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —2,880,817—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —2,880,817—

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VIII:

(a)	Amount beneficially owned: 1,415,977 Shares

(b)	Percent of class: 1.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: —1,415,977—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: —1,415,977—

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP III Inst:

(a)	Amount beneficially owned: 1,464,840 Shares

(b)	Percent of class: 1.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: — 1,464,840—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: — 1,464,840—

CUSIP No. 74275K108	SCHEDULE 13G	Page 9 of 10 Pages

(iv)	Shared power to dispose or to direct the disposition of: —0—

For 15 Angels:

(a)	Amount beneficially owned: 0 Shares

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: — 0—

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: — 0—

(iv)	Shared power to dispose or to direct the disposition of: —0—

The percentage of shares beneficially owned as set forth above is based on a total of 143,492,433 shares of Common Stock as of October 27, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on November 2, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of Deer VIII LP, which in turn is the general partner the BVP VIII Funds, Deer IX Ltd may be deemed to beneficially own 2,880,817 Shares held directly by the BVP VIII Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Exhibit 1 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 74275K108	SCHEDULE 13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

DEER VIII & CO. LTD.

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

DEER VIII & CO. L.P.

By: Deer VIII & Co. Ltd, its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

BESSEMER VENTURE PARTNERS VIII L.P.

BESSEMER VENTURE PARTNERS VIII INSTITUTIONAL L.P.

By: Deer VIII & Co. L.P., its General Partner

By: Deer VIII & Co., Ltd., its General Partner

By:	/s/ Scott Ring
Name: Scott Ring
Title: General Counsel

15 ANGELS II LLC

By:	/s/ Scott Ring
Name: Scott Ring
Title: Authorized Person